Exhibit 12.1

Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollar Amounts in Thousands)

	For the Nine
	Months Ended	For the years ended December 31,
	September 30, 2014	2013	2012	2011	2010	2009
Fixed Charges:
Interest expense	$5,007	$6,094	$9,108	$11,717	$13,312	$26,161
Capitalized interest	1,731	4,410	2,109	573	2,000	3,213
Total fixed charges	6,738	10,504	11,217	12,290	15,312	29,374
Preferred stock dividends	9,898	7,977	-	-	-	-
Total combined fixed charges and preferred stock dividends	16,636	18,481	11,217	12,290	15,312	29,374
Earnings:
Pre-tax income (loss)	$31,434	$7,394	$4,744	$36,314	$7,785	$53,759
Distributed income from Medusa Spar LLC	-	813	1,735	1,267	1,540	1,700
Fixed Charges	6,738	10,504	11,217	12,290	15,312	29,374
Less:
Capitalized interest	(1,731)	(4,410)	(2,109)	(573)	(2,000)	(3,213)
Total	$36,441	$14,301	$15,587	$49,298	$22,637	$81,620

Ratio of earnings to fixed charges	5.41	1.36	1.39	4.01	1.48	2.78
Ratio of earnings to combined fixed charges and preferred stock dividends	2.19	0.77	1.39	4.01	1.48	2.78